Exhibit 99.2

Strictly Confidential

March 16, 2017

Threshold Pharmaceuticals, Inc.

Attn: Barry Selick

Chief Executive Officer

170 Harbor Way, Suite 300

South San Francisco, CA 94080

Members of the Board of Directors:

We have been advised that Threshold Pharmaceuticals, Inc., a Delaware corporation (“Threshold” or the “Company”), proposes to enter into an Agreement and Plan of Merger and Reorganization, expected to be dated as of March 16, 2017 (the “Agreement”), by and among the Company, Threshold Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Threshold (“Merger Sub”) and Molecular Templates, Inc., a Delaware corporation (“Molecular Templates”). Pursuant to the Agreement, the Merger Sub will be merged with and into Molecular Templates, with Molecular Templates continuing as the surviving corporation (the “Merger”). We further understand that as a result of the Merger, Molecular Templates will become a wholly owned subsidiary of Threshold and each common share of Molecular Templates outstanding immediately prior to the Merger (the “Molecular Templates Shares”) will be converted into the right to receive such number of duly authorized, validly issued, fully paid and non-assessable shares of Threshold Common Stock as is equal to the Exchange Ratio of 0.9668 (the “Exchange Ratio”). We further understand that in connection with the Merger the Company shall issue such number of Threshold Common Stock in exchange for the Molecular Templates Shares that, once issued, the existing stockholders (including the holders of any unexercised, in the-money employee options) of the Company will represent 34.4% of the fully diluted shares outstanding post-closing. The terms and conditions of the Merger are more fully set forth in the Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

In your capacity as members of the Board of Directors (the “Board of Directors”) of Threshold, you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the Company Stockholders.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft dated March 16, 2017 of the Agreement and Plan of Merger and Reorganization, which was the most recent draft made available to Ladenburg prior to delivery of its Opinion;

•	Reviewed and analyzed certain publicly available financial and other information for each of Threshold and Molecular Templates, respectively, including equity research, and certain other relevant financial and operating data furnished to Ladenburg by the management of each of Threshold and Molecular Templates, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning Molecular Templates furnished to Ladenburg Thalmann by the management of Molecular Templates;

•	Reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Molecular Templates prepared by the management of Molecular Templates, including projections for Molecular Templates prepared by the management of Molecular Templates as confirmed and provided to Ladenburg Thalmann by management of Threshold, and utilized per instruction of Threshold;

LADENBURG THALMANN & CO. INC.

570 Lexington Avenue, 11th floor

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Threshold Pharmaceuticals, Inc.

March 16, 2017

•	Discussed with certain members of the management of Threshold the historical and current business operations, financial condition and prospects of Threshold and Molecular Templates;

•	Reviewed and analyzed certain operating results of Molecular Templates as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg Thalmann deemed relevant;

•	Reviewed and analyzed certain financial terms of the merger agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg Thalmann deemed relevant;

•	Reviewed and analyzed certain financial terms of certain companies that completed their initial public offerings that Ladenburg Thalmann deemed relevant;

•	Reviewed certain pro forma financial effects of the Merger;

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg Thalmann deemed relevant for the purposes of its Opinion; and,

•	In addition, Ladenburg Thalmann took into account its experience in other transactions, as well as its experience in securities valuations and its general knowledge of the industry in which Threshold operates.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Molecular Templates, respectively, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the Company management and Molecular Templates management as to the viability of, and risks associated with, the current and future products and services of Molecular Templates (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or Molecular Templates. We have been instructed by the Company, and have assumed, with your consent, that the Company’s Net Cash at the closing of the Merger will be $15.0 million. Furthermore, we have assumed, with your consent, that there will be no further adjustments to the Exchange Ratio between the date hereof and the date the final Exchange Ratio is determined, unless the Net Cash at the closing of the Merger is less than $12.5 million or greater $17.5 million. We have, with your consent, relied upon the assumption that all information provided to us by the Company and Molecular Templates is accurate and complete in all material respects. With respect to the financial forecasts supplied to us by the Company regarding Molecular Templates, we have, with your consent, assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgements of the management of the Company and Molecular Templates, as applicable, as to the future operating and financial performance of the Company and Molecular Templates, as applicable, and that they provided a reasonable basis upon which we could form our Opinion. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or Molecular Templates since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Molecular Templates, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company or Molecular Templates under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Merger, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view to Threshold’s Stockholders. We express no view as to any other aspect or implication of the Merger or any

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other agreement, arrangement entered into in connection with the Merger (as defined in the Agreement). Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to the Board of Directors of the Company on whether or not to approve the Merger or to any stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address the Company’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares of securities of any person, including the Company, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of the Molecular Templates Shares in connection with the Merger or with respect to the fairness of any such compensation.

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) is a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers and Mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as the Company’s financial advisor in connection with the Merger and will receive a fee for our services pursuant to the terms of our engagement letter with the Company, dated as of August 30, 2016 (the “Engagement Letter”), a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering the opinion set forth below pursuant to the Engagement Letter. In the three years preceding the date hereof, Ladenburg has not had a relationship with Threshold and has not received any fees

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from Threshold. In the three years preceding the date hereof, Ladenburg has not had a relationship with Molecular Templates and has not received any fees from Molecular Templates. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to the Company and Molecular Templates and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Ladenburg or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Threshold, Molecular Templates or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Merger that may differ from the views of Ladenburg’s investment banking personnel.

The opinion set forth below was reviewed and approved by a fairness opinion committee of Ladenburg.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Threshold Stockholders from a financial point of view.

Very truly yours,

/s/ Ladenburg Thalmann & Co. Inc.

Ladenburg Thalmann & Co. Inc.